UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
State Registry (“NIRE”) 35.300.332.067

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby announces that, with the intention of improving its liabilities structure, proceeded, on the date hereof, with the early redemption of the Bank Deposit Certificate issued by Santander Brasil on March 25, 2009, considered as subordinated debt, being Banco Santander, S.A. (Espanha) its creditor, with original maturity date on March 25, 2019, in the amount of R$1,507,000,000.00 (one billion five hundred and seven million reais), in the terms of the authorization issued by the Central Bank of Brazil, according to the dispatch of Mr. Director of Rules and Organization of the Financial System under Deorf/Gabin – 2010/00102, dated as of January 8, 2010.

São Paulo, January 22, 2010.

Carlos Alberto López Galán
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President